UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated July 22, 2010.

2.               Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item I above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

Short-cycle recovery, cost take-out lift ABB’s Q2 results

•                  Orders up 5%(1), base orders 15% higher

•                  Revenues down 5%, pace of decline slows versus previous quarter

•                  Operational performance lifted by more than $400 million savings in the quarter

Zurich, Switzerland, July 22, 2010 — ABB’s orders grew 5 percent in the second quarter of 2010, led by increases of more than 20 percent in each of the company’s automation divisions on the strength of the global economic recovery.

Industrial customers continued to invest in energy-efficient automation and power solutions to increase productivity and quality. Investments by utilities in large power transmission projects, however, remained cautious in most regions. As a result, base orders (below $15 million) grew 15 percent in local currencies while large orders (above $15 million) declined by 37-percent. The order backlog has grown 5 percent since the beginning of the year.

Revenues were 5 percent lower than the year-earlier period, mainly due to order declines in 2009 and the beginning of 2010 that flowed through to sales in the second quarter.

Earnings before interest and taxes (EBIT) decreased to $975 million, resulting in an EBIT margin of 12.9 percent. Included in EBIT are additional project costs in the Power Systems division of $80 million. Excluding net losses on derivative transactions and restructuring-related costs, the EBIT margin was 14.6 percent(2). Savings in the quarter of more than $400 million from the company’s cost take-out program played a key role in maintaining profitability.

Cash from operations in the quarter was $649 million, down versus the same quarter a year earlier, while net income amounted to $623 million.

“The strong second quarter results show how we are using our improved cost base and leading position in key industrial markets to take maximum advantage of the global economic recovery,” said Joe Hogan, ABB’s CEO. “It’s the great strength of ABB’s portfolio that automation can drive profitable growth during a period of lower power demand.

“We feel more confident about the recovery in most of our markets than three months ago and believe that our short-cycle businesses will continue to perform well over the rest of 2010. After the severe industrial recession of the last two years, customers have started again to invest in technologies for energy efficiency and productivity. We expect customer capital expenditures, especially on the power side, to recover later in 2010 and into 2011,” Hogan said.

2010 Q2 key figures

			Change
$ millions unless otherwise indicated	Q2 10	Q2 09	US$	Local
Orders	7,665	7,309	5%	5%
Order backlog (end June)	24,437	25,913	-6%	-3%
Revenues	7,573	7,915	-4%	-5%
EBIT	975	1,047	-7%
as % of revenues	12.9%	13.2%
Net income	623	675	-8%
Basic net income per share ($)	0.27	0.30
Cash flow from operating activities	649	1,067

(1)  Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables.

(2)  Please refer to Appendix I

Summary of Q2 2010 results

Orders received and revenues

Demand for ABB’s industrial products and solutions continued to improve in the second quarter, reflecting the ongoing economic recovery in most regions. Capital spending by power utilities remained cautious. In both power and automation, most customer investments focused on improving the productivity and efficiency of their existing operations. Large capital expenditures to build new capacity remained at low levels.

Regionally, the largest order increase came in the Middle East and Africa (up 27 percent in local currencies) on higher demand mainly in the minerals and oil and gas sectors. Orders were also higher in Europe, led by a 7-percent increase in western Europe. Asia orders were higher, driven mainly by the need for industrial automation equipment. Orders in China were up 8 percent but declined 41 percent in India. Orders decreased in the Americas, where a 21-percent order increase in the U.S. — led by a 52-percent increase in Discrete Automation and Motion — was more than offset by lower power orders, mainly in Mexico and Brazil.

Orders in emerging markets were unchanged in local currencies in the second quarter compared to the same quarter a year ago and comprised 51 percent of total orders received.

Large orders as a share of total orders amounted to 11 percent, compared to 19 percent in the year-earlier period. Service orders grew in line with total orders and were up 6 percent in local currencies.

The order backlog at the end of June was $24 billion, a local-currency increase of 5 percent since the beginning of the year and unchanged compared to the end of the previous quarter.

Revenues decreased by 5 percent in local currencies as lower orders received during 2009 and the beginning of 2010, especially in ABB’s longer cycle businesses, were converted into sales. Compared to the first quarter of 2010, revenues increased 13 percent. Revenues were up 15 percent in Low-Voltage Products, reflecting the stronger recovery in its short-cycle end markets. Delays in the execution of some large projects contributed to the revenue decrease in the two power divisions. Service revenues were 5 percent higher in the quarter in local currencies compared to the second quarter of 2009.

Earnings before interest and taxes and net income

Included in EBIT in the second quarter is a negative impact of approximately $60 million from losses on derivatives and foreign exchange movements on receivables and payables. Restructuring-related costs amounted to approximately $70 million in the quarter.

Excluding these impacts in the respective periods, the EBIT margin in the second quarter of 2010 increased to 14.6 percent.

The improvement was driven primarily by higher margins in the automation businesses on a combination of volume growth, a favorable product mix and cost reduction benefits. Successful cost take-out measures allowed the Power Products division to maintain its EBIT margin — excluding net losses on derivative transactions and restructuring-related costs — at the same level as the year before. Power Systems EBIT margin was lower as the result of project costs related to a small number of subsea cable orders.

Net income for the quarter developed in line with EBIT and resulted in basic earnings per share of $0.27 compared to $0.30 in the year-earlier period.

Cost reductions

ABB continues to implement a cost take-out plan aimed at sustainably reducing ABB’s costs — comprising both cost of sales as well as general and administrative expenses — from 2008 levels by a total of $3 billion by the end of 2010. The program focuses on optimizing global sourcing, improving internal processes and adjusting ABB’s global manufacturing and engineering footprint to reduce costs, increase our competitiveness and better match shifts in customer demand.

Savings in the second quarter exceeded $400 million, bringing the total for the program to date to approximately $2.3 billion. Costs for the full year 2010 are now expected to reach $350-400 million, compared to earlier estimates of $500 million. Costs associated with the program in the second quarter of 2010 amounted to approximately $70 million and total program costs to date amount to approximately $700 million.

Balance sheet and cash flow

Net cash at the end of the second quarter was $5.9 billion compared to $7.1 billion at the end of the previous quarter and $5.7 billion at the end of the second quarter of 2009. Cash from operating activities decreased in the quarter but was slightly higher for the first six months compared to the previous year. Cash payments in the quarter related to the company’s cost take-out program amounted to approximately $60 million.

Net cash used in investing activities includes a payment of more than $1 billion for the acquisition during the second quarter of Ventyx, a U.S.-based software provider to global energy, utility, communications, and other asset-intensive businesses.

In May, ABB also announced an offer to shareholders of ABB Limited, its publicly-listed subsidiary in India, of Rs. 900 per share in order to increase its stake in the company from approximately 52 percent to 75 percent. The potential total value of the transaction, if accepted, is approximately Rs. 44 billion ($965 million based on foreign exchange rates at the time of the announcement). The offer began on July 8, 2010 and is expected to end on July 27, 2010, with payment for the shares expected to take place on August 10, 2010.

On April 26, ABB’s Annual General Meeting approved the payment of a dividend in the form of a nominal value reduction of Sfr. 0.51 per share. The dividend payment date was July 15 for shares purchased through the SIX Swiss Exchange, July 19 for shares purchased through the NASDAQ OMX Stockholm Exchange and July 22 for American Depositary Shares purchased through the New York Stock Exchange.

Also as approved at the Annual General Meeting, approximately 23 million shares were cancelled in July following the end of the share repurchase program launched in 2008.

Compliance

As previously announced, ABB has disclosed to the US Department of Justice and the US Securities and Exchange Commission various suspect payments. Also as previously announced, ABB has been cooperating with various antitrust authorities regarding their investigations into certain alleged anti-competitive practices. With respect to these matters, there could be adverse outcomes beyond our provisions.

Management changes

In June, ABB announced the retirement of Anders Jonsson, a member of the ABB Executive Committee since 2006, effective as of the end of July 2010, after 34 years with the company. In his current position, Jonsson has been responsible for monitoring and coordinating ABB’s overall cost reduction and global footprint programs. These responsibilities will be assumed by the company’s head of quality and operational excellence who reports directly to ABB’s CEO.

Outlook

The sequential quarterly growth of base orders since the middle of 2009 appears to confirm that ABB has seen the bottom of its short-cycle businesses. Industrial customers are spending more on automation and power equipment and solutions to increase the efficiency and productivity of their existing assets. Assuming a continuation of the current economic recovery in most regions, the company is confident that its short-cycle business will continue to support both top and bottom line growth over the remainder of the year.

For ABB’s late-cycle businesses, which make up the majority of the portfolio and which are driven by customer capital expenditure, the outlook for the remainder of 2010 remains mixed.

Upgrades and expansions of existing power infrastructure are needed in all regions, including renewables and smart grids. This is reflected in a near-record level of tendering activity in the Power Systems business. At the same time, lower electricity consumption in some regions has slowed the pace of power project awards in the short term. Furthermore, increased competition in the power sector continues to weigh on demand.

On the industrial side, ABB saw higher demand in the second quarter from some later-cycle sectors, such as minerals, pulp and paper and marine. Most customer spending in these industries, however, is focused on equipment upgrades, replacement and service rather than capital expenditures for new capacity.

The company believes it is well positioned to benefit from a sustained economic recovery. Growth initiatives are under way in selected business and countries, mainly in emerging markets. Significant fixed costs have been eliminated since the end of 2008, increasing the potential for incremental margin expansion as demand returns. Spending on research and development has remained steady through the downturn in order to secure the company’s technological leadership, and will continue.

Therefore, in the remainder of 2010 management will continue to focus both on adjusting costs and taking advantage of its global footprint, strong balance sheet and leading technologies to tap further opportunities for profitable growth.

Divisional performance Q2 2010

Power Products

			Change
$ millions unless otherwise indicated	Q2 10	Q2 09	US$	Local
Orders	2,480	2,760	-10%	-11%
Order backlog (end June)	7,796	8,664	-10%	-9%
Revenues	2,528	2,839	-11%	-12%
EBIT	417	555	-25%
as % of revenues	16.5%	19.5%
Cash flow from operating activities	384	534

Orders declined due to continued low spending by utilities on transmission projects, resulting in a decrease of more than 70 percent in large orders. This more than offset increased demand from industrial end-markets and some recovery in power distribution. Base orders decreased 5 percent versus the same period a year ago. Compared to the first quarter of 2010, however, base orders grew by 11 percent in local currencies.

Orders were lower in all regions, although early signs of recovery from low levels in the power distribution business supported steady order intake in western Europe and North America. Orders decreased in China as a result of lower utility spending on large projects and increased local competition.

Revenues decreased in the quarter, primarily as a result of lower order intake in the preceding quarters and continued delays by customers in accepting product delivery.

EBIT was lower than the same period a year earlier, reflecting lower revenues and a negative impact from net losses on derivatives. EBIT margin, adjusted for both derivatives and restructuring, was roughly the same in both years, as cost savings compensated for under absorption and price declines.

Power Systems

			Change
$ millions unless otherwise indicated	Q2 10(1)	Q2 09	US$	Local
Orders	1,354	1,697	-20%	-19%
Order backlog (end June)	9,128	8,918	2%	5%
Revenues	1,635	1,612	1%	0%
EBIT	18	122	-85%
as % of revenues	1.1%	7.6%
Cash flow from operating activities	-65	230

(1) Power Systems Q2 2010 results reflect the contribution from the Ventyx acquisition as of June 1, 2010

Increased base orders on higher demand from industrial customers in the quarter was offset by lower large orders, reflecting the timing of project awards. Project tendering activity in power transmission achieved new record levels, as the need remains in all regions for new grid capacity and upgrades, regional interconnections and the integration of renewable energies.

Revenues were stable compared to the same quarter a year ago, supported by the execution of the large order backlog.

EBIT was negatively impacted by costs of approximately $80 million associated with installation issues in a small number of cable projects. These charges more than offset savings from cost reduction measures.

The reduction in cash from operations primarily reflects the timing of customer payments.

ABB completed its acquisition of Ventyx in the second quarter and consolidated its financial results into the divisional results effective June 1, 2010. The impact of the acquisition on orders, revenues and EBIT in the quarter was not significant.

Discrete Automation & Motion(1)

			Change
$ millions unless otherwise indicated	Q2 10	Q2 09	US$	Local
Orders	1,476	1,195	24%	24%
Order backlog (end June)	3,223	3,442	-6%	-4%
Revenues	1,287	1,354	-5%	-5%
EBIT	205	190	8%
as % of revenues	15.9%	14.0%
Cash flow from operating activities	154	255

(1) Appendix II provides historical results for all divisions following the previously announced realignment of ABB’s automation business

Orders increased substantially in the quarter reflecting the industrial recovery in early cycle businesses across all regions. Base orders were almost 40 percent higher in local currencies versus the same quarter a year earlier, while large orders declined. Order growth was strongest in robotics and low-voltage drives and motors. Orders grew in all regions, led by strong double-digit local-currency growth in China, the U.S. and Germany.

Revenues declined in the quarter, although at a slower pace than in the first quarter of the year. This mainly reflects the low opening order backlog in the machines business, which serves later cycle markets. Revenues in most other businesses were close to the previous year’s level.

The improvement in EBIT and EBIT margin is mainly the result of a breakeven result in the robotics business compared to a loss in the same quarter of 2009. The EBIT margin also benefited from cost saving measures and a favorable product mix.

Low-Voltage Products(1)

			Change
$ millions unless otherwise indicated	Q2 10	Q2 09	US$	Local
Orders	1,219	1,017	20%	22%
Order backlog (end June)	879	805	9%	13%
Revenues	1,102	977	13%	15%
EBIT	213	95	124%
as % of revenues	19.3%	9.7%
Cash flow from operating activities	121	151

(1) Appendix II provides historical results for all divisions following the previously announced realignment of ABB’s automation business

The strong improvement in orders received in the quarter reflects continuing demand growth from both construction and industry customers across all regions. Orders were up in all product businesses. Orders grew at a double-digit pace in all regions, with the largest increase in the Americas. Orders were up more than 30 percent in Asia, including a strong double-digit increase in China in local currencies. Orders also grew at a strong double-digit pace in Italy, South Korea and Saudi Arabia.

Revenues grew in line with orders, as most sales are booked in the same quarter in which orders are placed. Service revenues grew by 30 percent in local currencies in the second quarter versus the second quarter in 2009.

EBIT and EBIT margin increased on higher revenues, a positive product mix and the impact of cost saving measures. The increase also reflects the non-recurrence of restructuring-related charges taken in the prior-year period of approximately $40 million. Excluding net losses on derivative transactions and restructuring-related costs in both periods, the EBIT margin in the second quarter of 2010 was approximately 6 percentage-points higher than in the year-earlier quarter.

Process Automation

			Change
$ millions unless otherwise indicated	Q2 10	Q2 09(1)	US$	Local
Orders	1,825	1,452	26%	25%
Order backlog (end June)	5,585	6,565	-15%	-12%
Revenues	1,737	1,981	-12%	-12%
EBIT	189	166	14%
as % of revenues	10.9%	8.4%
Cash flow from operating activities	143	53

(1) Q2 2009 results include the instrumentation business transferred to Process Automation as part of the previously-announced realignment of ABB’s automation business

Orders increased in the quarter as demand improved, driven primarily by the developing economies. Base orders grew by more than 20 percent in local currencies while large orders increased by more than 30 percent from the low levels of the year-earlier period.

The strongest order growth was recorded in minerals, pulp and paper, marine and turbocharging. Oil, gas and petrochemicals orders remained at the same high level as the second quarter of 2009. Orders from the Middle East and Africa more than tripled in the quarter due to large customer investments in minerals and oil and gas. Asia grew by almost 40 percent on higher orders from metals, minerals and marine customers. Orders in the Americas increased by more than 10 percent in local currencies on higher demand from the minerals and oil and gas sectors.

Lower revenues reflect the decrease in orders in 2009. Lower revenues in the system business were partly offset by a double digit increase in turbocharging and industrial service revenues. EBIT and EBIT margin improved due to the cost take-out program and a larger proportion of higher-margin service and product sales in total revenues compared to the same quarter a year earlier.

More information

The 2010 Q2 results press release is available from July 22, 2010, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 96 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 10133, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. in the UK, 9:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 24 hours commencing one hour after the conference call. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 15754, followed by the # key.

Investor calendar 2010
Capital Markets Day 2010	Sept. 10, 2010
Q3 2010 results	Oct. 28, 2010

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

Zurich, July 22, 2010

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Cost reductions,” “Compliance,” and “Outlook,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the weakened global economy and political conditions, costs associated with compliance activities, raw materials availability and prices, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
Fax: +41 43 317 7958
media.relations@ch.abb.com

ABB Q2 and half-year 2010 key figures

				Change				Change
$ millions unless otherwise indicated		Q2 10	Q2 09	US$	Local	H1 10	H1 09	US$	Local
Orders	Group	7’665	7’309	5%	5%	15’732	16’459	-4%	-8%
	Power Products	2’480	2’760	-10%	-11%	4’881	5’720	-15%	-19%
	Power Systems	1’354	1’697	-20%	-19%	3’112	3’976	-22%	-26%
	Discrete Automation & Motion	1’476	1’195	24%	24%	2’884	2’480	16%	12%
	Low Voltage Products	1’219	1’017	20%	22%	2’325	2’037	14%	12%
	Process Automation	1’825	1’452	26%	25%	3’940	4’005	-2%	-6%
	Corporate (consolidation)	-689	-812	15%	15%	-1’410	-1’759	20%	23%
Revenues	Group	7’573	7’915	-4%	-5%	14’507	15’124	-4%	-7%
	Power Products	2’528	2’839	-11%	-12%	4’847	5’307	-9%	-12%
	Power Systems	1’635	1’612	1%	0%	3’019	3’029	0%	-4%
	Discrete Automation & Motion	1’287	1’354	-5%	-5%	2’500	2’655	-6%	-9%
	Low Voltage Products	1’102	977	13%	15%	2’113	1’910	11%	8%
	Process Automation	1’737	1’981	-12%	-12%	3’472	3’859	-10%	-14%
	Corporate (consolidation)	-716	-848	16%	15%	-1’444	-1’636	12%	15%
EBIT	Group	975	1’047	-7%		1’684	1’909	-12%
	Power Products	417	555	-25%		765	997	-23%
	Power Systems	18	122	-85%		4	205	-98%
	Discrete Automation & Motion	205	190	8%		373	355	5%
	Low Voltage Products	213	95	124%		363	222	64%
	Process Automation	189	166	14%		348	312	12%
	Corporate	-67	-81	17%		-169	-182	7%
EBIT margin	Group	12.9%	13.2%			11.6%	12.6%
	Power Products	16.5%	19.5%			15.8%	18.8%
	Power Systems	1.1%	7.6%			0.1%	6.8%
	Discrete Automation & Motion	15.9%	14.0%			14.9%	13.4%
	Low Voltage Products	19.3%	9.7%			17.2%	11.6%
	Process Automation	10.9%	8.4%			10.0%	8.1%

Q2 2010 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q2 10	Q2 09	US$	Local	Q2 10	Q2 09	US$	Local
Europe	2,866	2,825	1%	6%	2,872	3,236	-11%	-8%
Americas	1,462	1,503	-3%	-7%	1,481	1,485	0%	-4%
Asia	2,165	2,033	6%	3%	2,175	2,231	-3%	-6%
Middle East and Africa	1,172	948	24%	27%	1,045	963	9%	10%
Group total	7,665	7,309	5%	5%	7,573	7,915	-4%	-5%

Half-year 2010 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	H1 10	H1 09	US$	Local	H1 10	H1 09	US$	Local
Europe	6,299	6,488	-3%	-6%	5,647	6,252	-10%	-11%
Americas	2,959	2,858	4%	-3%	2,795	2,979	-6%	-11%
Asia	4,266	4,253	0%	-5%	4,085	4,114	-1%	-6%
Middle East and Africa	2,208	2,860	-23%	-25%	1,980	1,779	11%	9%
Group total	15,732	16,459	-4%	-8%	14,507	15,124	-4%	-7%

Appendix I

Reconciliation of non-GAAP financial measures

($ millions, unaudited)

EBIT margin (for the 3 months ended June 30, 2010)
= EBIT as % of revenues
Earnings before interest and taxes (EBIT)	975
Revenues	7,573
EBIT margin	12.9%

Adjustments to EBIT margin
EBIT	975
adjusted for the effects of
Unrealized gains and losses on derivatives (FX, commodities, embedded derivatives)	91
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	12
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(46)
Restructuring and restructuring-related expenses	70
EBIT after adjustments	1,102
Revenues	7,573
As % of revenues	14.6%

Net cash (at June 30, 2010)
= Cash and equivalents plus marketable securities and short-term investments, less total debt
Short-term debt and current maturities of long-term debt	(237)
Long-term debt	(1,887)
Total debt	(2,124)
Cash and equivalents	6,536
Marketable securities and short-term investments	1,478
Cash and marketable securities	8,014
Net cash	5,890

Appendix II

Key data by division based on realignment of automation divisions effective Jan.1, 2010

		2007 FY	2008 FY	Q1-09	Q2-09	Q3-09	Q4-09	2009 FY
Orders	Group	34,348	38,282	9,150	7,309	7,060	7,450	30,969
	PP	11,320	13,627	2,960	2,760	2,553	2,667	10,940
	PS	7,744	7,408	2,279	1,697	1,991	1,863	7,830
	DM	6,064	7,129	1,285	1,195	1,080	1,142	4,702
	LP	4,199	4,865	1,020	1,017	1,015	1,027	4,079
	PA	8,476	9,244	2,553	1,452	1,257	1,422	6,684
	Corporate/other	-3,455	-3,991	-947	-812	-836	-671	-3,266

Revenues	Group	29,183	34,912	7,209	7,915	7,910	8,761	31,795
	PP	9,777	11,890	2,468	2,839	2,823	3,109	11,239
	PS	5,832	6,912	1,417	1,612	1,612	1,908	6,549
	DM	5,414	6,588	1,301	1,354	1,280	1,470	5,405
	LP	4,125	4,747	933	977	1,052	1,109	4,071
	PA	6,936	8,397	1,878	1,981	1,926	2,054	7,839
	Corporate/other	-2,901	-3,622	-788	-848	-783	-889	-3,308

EBIT	Group	4,023	4,552	862	1,047	1,419	798	4,126
	PP	1,596	2,100	442	555	477	495	1,969
	PS	489	592	83	122	117	66	388
	DM	836	1,066	165	190	159	43	557
	LP	696	819	127	95	148	149	519
	PA	707	958	146	166	161	170	643
	Corporate/other	-301	-983	-101	-81	357	-125	50

EBIT %	Group	13.8%	13.0%	12.0%	13.2%	17.9%	9.1%	13.0%
	PP	16.3%	17.7%	17.9%	19.5%	16.9%	15.9%	17.5%
	PS	8.4%	8.6%	5.9%	7.6%	7.3%	3.5%	5.9%
	DM	15.4%	16.2%	12.7%	14.0%	12.4%	2.9%	10.3%
	LP	16.9%	17.3%	13.6%	9.7%	14.1%	13.4%	12.7%
	PA	10.2%	11.4%	7.8%	8.4%	8.4%	8.3%	8.2%

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Six months ended		Three months ended
($ in millions, except per share data in $)	Jun. 30, 2010	Jun. 30, 2009	Jun. 30, 2010	Jun. 30, 2009

Sales of products	12,062	12,809	6,309	6,693
Sales of services	2,445	2,315	1,264	1,222
Total revenues	14,507	15,124	7,573	7,915
Cost of products	(8,486)	(9,013)	(4,428)	(4,670)
Cost of services	(1,625)	(1,563)	(835)	(816)
Total cost of sales	(10,111)	(10,576)	(5,263)	(5,486)
Gross profit	4,396	4,548	2,310	2,429
Selling, general and administrative expenses	(2,714)	(2,639)	(1,337)	(1,362)
Other income (expense), net	2	—	2	(20)
Earnings before interest and taxes	1,684	1,909	975	1,047
Interest and dividend income	50	68	26	30
Interest and other finance expense	(87)	(33)	(45)	(55)
Income from continuing operations before taxes	1,647	1,944	956	1,022
Provision for taxes	(486)	(534)	(285)	(294)
Income from continuing operations, net of tax	1,161	1,410	671	728
Income (loss) from discontinued operations, net of tax	(1)	22	(2)	11
Net income	1,160	1,432	669	739
Net income attributable to noncontrolling interests	(73)	(105)	(46)	(64)
Net income attributable to ABB	1,087	1,327	623	675

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,088	1,305	625	664
Income (loss) from discontinued operations, net of tax	(1)	22	(2)	11
Net income	1,087	1,327	623	675

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.48	0.57	0.27	0.29
Income (loss) from discontinued operations, net of tax	(0.01)	0.01	—	0.01
Net income	0.47	0.58	0.27	0.30

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.47	0.57	0.27	0.29
Income (loss) from discontinued operations, net of tax	—	0.01	—	0.01
Net income	0.47	0.58	0.27	0.30

Average number of shares (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,289	2,283	2,288	2,283
Diluted earnings per share attributable to ABB shareholders	2,294	2,285	2,293	2,286

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Jun. 30, 2010	Dec. 31, 2009

Cash and equivalents	6,536	7,119
Marketable securities and short-term investments	1,478	2,433
Receivables, net	9,265	9,451
Inventories, net	4,551	4,550
Prepaid expenses	209	236
Deferred taxes	829	900
Other current assets	648	540
Total current assets	23,516	25,229

Financing receivables, net	421	452
Property, plant and equipment, net	3,766	4,072
Goodwill	3,940	3,026
Other intangible assets, net	699	443
Prepaid pension and other employee benefits	105	112
Investments in equity method companies	31	49
Deferred taxes	1,028	1,052
Other non-current assets	272	293
Total assets	33,778	34,728

Accounts payable, trade	3,891	3,853
Billings in excess of sales	1,565	1,623
Accounts payable, other	1,252	1,326
Short-term debt and current maturities of long-term debt	237	161
Advances from customers	1,604	1,806
Deferred taxes	306	327
Provisions for warranties	1,157	1,280
Provisions and other current liabilities	2,428	2,603
Accrued expenses	1,395	1,600
Total current liabilities	13,835	14,579

Long-term debt	1,887	2,172
Pension and other employee benefits	1,088	1,179
Deferred taxes	447	328
Other non-current liabilities	1,893	1,997
Total liabilities	19,150	20,255

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,329,324,797 issued shares at June 30, 2010 and December 31, 2009)	3,967	3,943
Retained earnings	13,915	12,828
Accumulated other comprehensive loss	(2,846)	(2,084)
Treasury stock, at cost (45,239,509 shares at June 30, 2010 and 39,901,593 shares at December 31, 2009)	(986)	(897)
Total ABB stockholders’ equity	14,050	13,790
Noncontrolling interests	578	683
Total stockholders’ equity	14,628	14,473
Total liabilities and stockholders’ equity	33,778	34,728

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Six months ended		Three months ended
($ in millions)	Jun. 30, 2010	Jun. 30, 2009	Jun. 30, 2010	Jun. 30, 2009

Operating activities:
Net income	1,160	1,432	669	739
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	336	298	167	150
Pension and postretirement benefits	30	9	8	21
Deferred taxes	70	(1)	46	(7)
Net gain from sale of property, plant and equipment	(14)	(9)	(8)	(4)
Income from equity accounted companies	(2)	—	(3)	(1)
Other	26	(29)	17	49
Changes in operating assets and liabilities:
Trade receivables, net	(300)	35	(383)	105
Inventories, net	(407)	(15)	(127)	217
Trade payables	320	(505)	295	(130)
Billings in excess of sales	44	70	2	15
Provisions, net	(127)	63	(34)	84
Advances from customers	(96)	(33)	(133)	(9)
Other assets and liabilities, net	36	(352)	133	(162)
Net cash provided by operating activities	1,076	963	649	1,067

Investing activities:
Changes in financing receivables	(20)	(2)	(13)	(4)
Purchases of marketable securities (available-for-sale)	(1,678)	(62)	(1,434)	(42)
Purchases of marketable securities (held-to-maturity)	(65)	(561)	(50)	(339)
Purchases of short-term investments	(1,576)	(351)	(138)	(351)
Purchases of property, plant and equipment and intangible assets	(280)	(409)	(132)	(224)
Acquisition of businesses (net of cash acquired)	(1,154)	(55)	(1,101)	(7)
Proceeds from sales of marketable securities (available-for-sale)	550	42	479	21
Proceeds from maturity of marketable securities (available-for-sale)	220	855	83	—
Proceeds from maturity of marketable securities (held-to-maturity)	240	—	54	—
Proceeds from short-term investments	2,945	92	1,302	—
Proceeds from sales of property, plant and equipment	24	18	10	10
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	65	7	66	7
Net cash used in investing activities	(729)	(426)	(874)	(929)

Financing activities:
Net changes in debt with maturities of 90 days or less	36	6	14	(15)
Increase in debt	167	317	86	106
Repayment of debt	(267)	(349)	(203)	(128)
Purchase of treasury shares	(104)	—	(104)	—
Dividends paid to noncontrolling shareholders	(117)	(106)	(101)	(92)
Other	9	(34)	15	(21)
Net cash used in financing activities	(276)	(166)	(293)	(150)

Effects of exchange rate changes on cash and equivalents	(654)	52	(354)	284

Net change in cash and equivalents - continuing operations	(583)	423	(872)	272

Cash and equivalents beginning of period	7,119	6,399	7,408	6,550
Cash and equivalents end of period	6,536	6,822	6,536	6,822

Supplementary disclosure of cash flow information:
Interest paid	46	85	24	40
Taxes paid	499	554	271	299

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2009	4,841	9,927	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158	612	11,770
Comprehensive income:
Net income		1,327							1,327	105	1,432
Foreign currency translation adjustments			221				221		221	(8)	213
Effect of change in fair value of available-for-sale securities, net of tax				(75)			(75)		(75)		(75)
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax					(25)		(25)		(25)	1	(24)
Change in derivatives qualifying as cash flow hedges, net of tax						76	76		76		76
Total comprehensive income									1,524	98	1,622
Changes in noncontrolling interests									—	(21)	(21)
Dividends paid to noncontrolling shareholders									—	(147)	(147)
Treasury stock transactions	(3)							3	—		—
Share-based payment arrangements	35								35		35
Call options	22								22		22
Balance at June 30, 2009	4,895	11,254	(1,433)	8	(1,003)	(85)	(2,513)	(897)	12,739	542	13,281

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2010	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473
Comprehensive income:
Net income		1,087							1,087	73	1,160
Foreign currency translation adjustments			(888)				(888)		(888)	(4)	(892)
Effect of change in fair value of available-for-sale securities, net of tax				(2)			(2)		(2)		(2)
Unrecognized income related to pensions and other postretirement plans, net of tax					152		152		152		152
Change in derivatives qualifying as cash flow hedges, net of tax						(24)	(24)		(24)		(24)
Total comprehensive income									325	69	394
Changes in noncontrolling interests	2								2		2
Dividends paid to noncontrolling shareholders									—	(174)	(174)
Treasury stock transactions	(12)							(89)	(101)		(101)
Share-based payment arrangements	34								34		34
Balance at June 30, 2010	3,967	13,915	(1,944)	18	(916)	(4)	(2,846)	(986)	14,050	578	14,628

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company specializing in power and automation technologies that improve the performance of utility and industry customers, while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2009.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The accounting estimates that require the Company’s most significant, difficult and subjective judgments include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquires, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in the Company’s annual goodwill impairment test,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current year’s presentation.

Note 2. Recent accounting pronouncements

Applicable in current period

Fair value measurements

As of January 1, 2010, the Company adopted an accounting standard update that requires additional disclosure for fair value measurements. The update requires that significant transfers in and out of fair value Level 1 (observable quoted prices) and Level 2 (observable inputs other than Level 1 inputs) be disclosed together with a description of the reasons for the transfers. Adoption of this update did not result in additional disclosure for the six-month and three-month periods ended June 30, 2010, as there were no significant transfers between Level 1 and Level 2.

Notes to the Interim Consolidated Financial Information (unaudited)

Applicable for future periods

Fair value measurements

In January 2010, an accounting standard update was issued that requires additional disclosure for fair value measurements. The update requires disclosure, on a gross basis, about purchases, sales, issuances, and settlements of level 3 (significant unobservable inputs) instruments when reconciling the fair value measurements. This disclosure requirement is effective for the Company for periods beginning January 1, 2011. The Company does not believe that this new disclosure requirement will have a material impact on its consolidated financial statements.

Revenue recognition with multiple deliverable arrangements

In October 2009, an accounting standard update on revenue recognition with multiple deliverable arrangements was issued which amends the criteria for allocating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable that includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. This update also:

•                  eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement, and

•                  expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements.

This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company is currently evaluating the impact of this update.

Revenue arrangements that include software elements

In October 2009, an accounting standard update for the accounting of certain revenue arrangements that include software elements was issued. This update amends the existing guidance on revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude from the software revenue guidance (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from this guidance. This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company is currently evaluating the impact of this update.

Note 3. Acquisitions

Acquisitions in the six months and three months ended June 30, 2010 and 2009, were:

	Six months ended June 30,		Three months ended June 30,
($ in millions, except number of acquired businesses)	2010	2009	2010	2009
Acquisitions (net of cash acquired)	1,154	55	1,101	7
Aggregate excess of purchase price over fair value of net assets acquired(1)	1,058	107	1,020	26

Number of acquired businesses	6	5	3	2

(1)   Recorded as goodwill

$1,074 million of the “Acquisitions” above and $1,011 million of the “Aggregate excess of purchase price over fair value of net assets acquired” above relate to the acquisition of Ventyx, as described below.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition. The

Notes to the Interim Consolidated Financial Information (unaudited)

Company has not presented pro forma results of operations of the acquired businesses as the results are not significant to the Interim Consolidated Financial Information.

On June 1, 2010 the Company acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of the Ventyx group. Ventyx provides software solutions to global energy, utility, communications and other asset-intensive businesses and was integrated into the network management business within the Power Systems segment to form a single unit for energy management software solutions. The preliminary purchase price amounted to $1,074 million (net of $31 million cash acquired).

The Company has not yet finalized the purchase price allocation which is expected to be completed within 12 months of the acquisition date. The main items still to be finalized are: (i) the fair value of acquired intangible assets, (ii) the purchase price, (iii) income and non-income based taxes, (iv) the fair values of certain tangible assets acquired and liabilities assumed, and (v) the residual goodwill.

The preliminary purchase price, settled in cash, has been allocated based on management’s estimates of fair values as follows:

($ in millions)	Allocated amount	Weighted-average useful life
Capitalized software for sale	134	5 years
Customer relationships	131	12 years
Trade name	23	10 years
In-process research and development	14	5 years
Order backlog	12	6 years
Deferred tax liabilities	(117)
Other assets and liabilities, net(1)	(134)
Goodwill(2)	1,011
Total	1,074

(1)   Including debt assumed upon acquisition

(2)   The Company does not expect the goodwill recognized to be deductible for income tax purposes

Changes in total goodwill in 2009 and the six months ended June 30, 2010 were as follows:

($ in millions)	Total
Balance at January 1, 2009	2,817
Goodwill acquired during the year	147
Exchange rate differences	59
Other	3
Balance at December 31, 2009	3,026
Goodwill acquired during the period(1)	1,058
Exchange rate differences	(143)
Other	(1)
Balance at June 30, 2010	3,940

(1)          Includes $1,011 million in respect of Ventyx, which has been allocated to the Power Systems segment

Pending Offer

ABB Limited, India

In May 2010, the Company announced that it will offer shareholders of ABB Limited, India, its publicly-listed subsidiary in India, 900 rupees per share in order to increase its stake from approximately 52 percent to 75 percent. The aim of the investment is to facilitate the long-term development of the Company’s business in India.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 4. Cash and equivalents and marketable securities and short-term investments

At June 30, 2010, and December 31, 2009, cash and equivalents and marketable securities and short-term investments consisted of the following:

	June 30, 2010
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,849	—	—	1,849	1,849	—
Time deposits	3,754	—	—	3,754	3,629	125
Securities held-to-maturity:
— Corporate commercial papers	69	—	—	69	19	50
— Other	—	—	—	—	—	—
Debt securities available-for-sale:
— U.S. government obligations	138	7	—	145	—	145
— European government obligations	841	—	(1)	840	824	16
— Other government obligations	4	—	(1)	3	—	3
— Corporate	621	7	—	628	215	413
Equity securities available-for-sale	719	7	—	726	—	726
Total	7,995	21	(2)	8,014	6,536	1,478

	December 31, 2009
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,381	—	—	1,381	1,381	—
Time deposits	6,170	—	—	6,170	4,474	1,696
Securities held-to-maturity:
— Corporate commercial papers	413	—	—	413	223	190
— Other	43	—	—	43	—	43
Debt securities available-for-sale:
— U.S. government obligations	110	4	(1)	113	—	113
— European government obligations	737	—	(2)	735	717	18
— Other government obligations	4	—	(1)	3	—	3
— Corporate	603	5	—	608	324	284
Equity securities available-for-sale	71	15	—	86	—	86
Total	9,532	24	(4)	9,552	7,119	2,433

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies, as well as at least fifty percent of the anticipated foreign currency denominated sales volume of standard products and related foreign currency denominated purchases over the next twelve months. Forward

Notes to the Interim Consolidated Financial Information (unaudited)

foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage such commodity price risk, the Company’s policies require that the subsidiaries hedge commodity price risk exposures from binding purchase contracts, as well as at least fifty percent of the anticipated commodity purchases over the next twelve months. Swap contracts on various commodities (primarily copper) are used to manage the associated price risks.

Interest rate risk

The Company has issued bonds at fixed rates and in currencies other than the issuing entity’s functional currency. Interest rate swaps and cross-currency swaps are used to manage the interest rate and foreign currency risk associated with such debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Volume of derivative activity

The gross notional amounts of outstanding derivatives (whether designated as hedges or not) were as follows:

Foreign exchange and interest rate derivatives:

Type of derivative	Total notional amounts
($ in millions)	June 30, 2010	December 31, 2009	June 30, 2009
Foreign exchange contracts	13,863	14,446	13,250
Embedded foreign exchange derivatives	2,897	3,951	3,772
Interest rate contracts	2,271	2,860	4,047

Derivative commodity contracts:

		Total notional amounts
Type of derivative	Unit	June 30, 2010	December 31, 2009	June 30, 2009
Copper swaps	metric tonnes	23,851	22,002	28,734
Aluminum swaps	metric tonnes	3,668	2,193	5,112
Nickel swaps	metric tonnes	12	24	24
Electricity futures	megawatt hours	1,509,545	1,330,978	1,519,787
Crude oil swaps	barrels	106,940	154,632	145,727

Equity derivatives:

At June 30, 2010, December 31, 2009, and June 30, 2009, the Company held 64 million, 64 million and 73 million cash-settled call options on ABB Ltd shares with a total fair value of $41 million, $64 million and $65 million respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At June 30, 2010 and December 31, 2009, “Accumulated other comprehensive loss” included net unrealized losses of $4 million, net of tax, and net unrealized gains of $20 million, net of tax, respectively, on derivatives designated as cash flow hedges. Of the amount at June 30, 2010, net losses of $4 million are expected to be reclassified to earnings in the following twelve months. At June 30, 2010, the longest maturity of a derivative classified as a cash flow hedge was 68 months.

During the six and three months ended June 30, 2010, no amounts were reclassified into earnings as a result of the discontinuance of cash flow hedge accounting or due to ineffectiveness in cash flow hedge relationships. In each of the six and three months ended June 30, 2009, net of tax losses of $1 million were reclassified into earnings as a result of the discontinuance of cash flow hedge accounting. Net of tax gains of $4 million and $3 million for the six and three months ending June 30, 2009, respectively, were included in earnings due to ineffectiveness in cash flow hedge relationships.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income Statements were as follows:

Six months ended June 30, 2010
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(3)	Total revenues	16	Total revenues	—
		Total cost of sales	(3)	Total cost of sales	—
Commodity contracts	(2)	Total cost of sales	4	Total cost of sales	—
Cash-settled call options	(8)	Selling, general and administrative expenses	(7)	Selling, general and administrative expenses	—
Total	(13)		10		—

Six months ended June 30, 2009
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	1	Total revenues	(60)	Total revenues	3
		Total cost of sales	5	Total cost of sales	—
Commodity contracts	10	Total cost of sales	(29)	Total cost of sales	2
Cash-settled call options	6	Selling, general and administrative expenses	—	Selling, general and administrative expenses	—
Total	17		(84)		5

Notes to the Interim Consolidated Financial Information (unaudited)

Three months ended June 30, 2010
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(31)	Total revenues	1	Total revenues	—
		Total cost of sales	(2)	Total cost of sales	—
Commodity contracts	(6)	Total cost of sales	3	Total cost of sales	—
Cash-settled call options	(13)	Selling, general and administrative expenses	(6)	Selling, general and administrative expenses	—
Total	(50)		(4)		—

Three months ended June 30, 2009
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	52	Total revenues	(32)	Total revenues	1
		Total cost of sales	5	Total cost of sales	—
Commodity contracts	(2)	Total cost of sales	(17)	Total cost of sales	2
Cash-settled call options	11	Selling, general and administrative expenses	7	Selling, general and administrative expenses	—
Total	61		(37)		3

(1) OCI represents “Accumulated other comprehensive loss”

Derivative gains of $4 million and derivative losses of $65 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the six months ended June 30, 2010 and 2009. During the three months ended June 30, 2010 and 2009, derivative losses of $7 million and $30 million, both net of tax, were reclassified to earnings, respectively.

Fair value hedges

To reduce its interest rate and foreign currency exposures arising primarily from its debt issuance activities, the Company uses interest rate and cross-currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness in the six and three months ended June 30, 2010 and 2009, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Six months ended June 30, 2010
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	4	Interest and other finance expense	(4)
Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—
Total		4		(4)

Notes to the Interim Consolidated Financial Information (unaudited)

Six months ended June 30, 2009
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	39	Interest and other finance expense	(39)
Cross-currency swaps	Interest and other finance expense	3	Interest and other finance expense	(3)
Total		42		(42)

Three months ended June 30, 2010
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(7)	Interest and other finance expense	7
Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—
Total		(7)		7

Three months ended June 30, 2009
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(6)	Interest and other finance expense	6
Cross-currency swaps	Interest and other finance expense	4	Interest and other finance expense	(4)
Total		(2)		2

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships are included in the table below:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Six months ended June 30,		Three months ended June 30,
not designated as a hedge	Location	2010	2009	2010	2009
Foreign exchange contracts:	Total revenues	22	94	(72)	103
	Total cost of sales	(106)	(105)	(11)	(26)
	Interest and other finance expense	325	20	242	(4)
Embedded foreign exchange contracts:	Total revenues	(125)	(83)	(31)	(32)
	Total cost of sales	(11)	9	(20)	17
Commodity contracts:	Total cost of sales	(7)	50	(13)	22
Cross-currency swaps:	Interest and other finance expense	—	(2)	—	1
Interest rate swaps:	Interest and other finance expense	—	1	—	1
Cash-settled call options:	Interest and other finance expense	(1)	—	(1)	—
Total		97	(16)	94	82

Notes to the Interim Consolidated Financial Information (unaudited)

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	June 30, 2010
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	39	44	43	9
Commodity contracts	2	—	2	—
Interest rate contracts	—	79	—	—
Cash-settled call options	21	19	—	—
Total	62	142	45	9
Derivatives not designated as hedging instruments:
Foreign exchange contracts	378	35	174	46
Commodity contracts	9	—	10	—
Interest rate contracts	—	—	—	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	41	7	124	48
Total	428	44	308	95
Total fair value	490	186	353	104

	December 31, 2009
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	45	34	17	9
Commodity contracts	8	—	—	—
Interest rate contracts	—	75	—	—
Cash-settled call options	38	24	—	—
Total	91	133	17	9
Derivatives not designated as hedging instruments:
Foreign exchange contracts	207	50	125	30
Commodity contracts	29	1	7	—
Interest rate contracts	2	—	2	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	78	13	98	27
Total	316	66	232	58
Total fair value	407	199	249	67

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at June 30, 2010, and December 31, 2009, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity, interest rate and equity derivatives and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Notes to the Interim Consolidated Financial Information (unaudited)

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                        Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as foreign exchange futures and specific government securities.

Level 2:                        Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, interest rate swaps, cross-currency swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

Level 3:                        Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purposes of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Notes to the Interim Consolidated Financial Information (unaudited)

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis at June 30, 2010 and December 31, 2009:

	June 30, 2010
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—European government obligations	824	—	—	824
Debt securities—Corporate	—	215	—	215
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	723	—	726
Debt securities—U.S. government obligations	145	—	—	145
Debt securities—European government obligations	16	—	—	16
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	413	—	413
Derivative assets—current in “Other current assets”	3	487	—	490
Derivative assets—non-current in “Other non-current assets”	—	186	—	186
Total	994	2,024	—	3,018
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	4	349	—	353
Derivative liabilities—non-current in “Other non-current liabilities”	—	104	—	104
Total	4	453	—	457

	December 31, 2009
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—European government obligations	717	—	—	717
Debt securities—Corporate	—	324	—	324
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	49	37	—	86
Debt securities—U.S. government obligations	113	—	—	113
Debt securities—European government obligations	18	—	—	18
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	284	—	284
Derivative assets—current in “Other current assets”	6	401	—	407
Derivative assets—non-current in “Other non-current assets”	—	199	—	199
Total	906	1,245	—	2,151
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	7	242	—	249
Derivative liabilities—non-current in “Other non-current liabilities”	—	67	—	67
Total	7	309	—	316

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents” and in “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. Where the Company has invested in shares of funds, which do not have readily determinable fair values, Net Asset Value

Notes to the Interim Consolidated Financial Information (unaudited)

(NAV) is used as a practical expedient of fair value (without any adjustment) as these funds invest in high-quality, short-term fixed income securities which are accounted for at fair value. As the Company has the ability to redeem its shares in such funds at NAV without any restrictions, notice period or further funding commitments, NAV is considered Level 2.

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the six and three months ended June 30, 2010 and 2009.

Disclosure about financial instruments carried on a cost basis

Cash and equivalents, receivables, accounts payable, short-term debt and current maturities of long-term debt: The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments: Includes time deposits and held-to-maturity securities, whose carrying amounts approximate their fair values (see Note 4).

Financing receivables (non-current portion): Financing receivables (including loans granted) are carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted at June 30, 2010, were $58 million and $58 million, respectively, and at December 31, 2009, were $96 million and $95 million, respectively.

Long-term debt (non-current portion): Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows, discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term debt at June 30, 2010, were $1,887 million and $1,966 million, respectively, and at December 31, 2009, were $2,172 million and $2,273 million, respectively.

Note 7. Commitments and contingencies

Contingencies — Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retains liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological

Notes to the Interim Consolidated Financial Information (unaudited)

and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2012 at the Windsor site and at least until 2015 at the Hematite site.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL’s former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Since then, Westinghouse’s efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. A significant proportion of the provisions in respect of these contingencies reflects the provisions of an acquired company. Substantially all of the acquired entity’s remediation liability is indemnified by a prior owner. Accordingly, an asset equal to this remediation liability is included in “Other non-current assets”.

The impact of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Income Statements was not significant for the six and three months ended June 30, 2010 and 2009.

The effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2010	2009	2010	2009
Cash expenditures:
Nuclear Technology business	9	5	5	2
Various businesses	3	10	1	3
	12	15	6	5

The Company has estimated further expenditures of $12 million for the remainder of 2010.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	June 30, 2010	December 31, 2009
Provision balance relating to:
Nuclear Technology business	221	230
Various businesses	64	67
	285	297
Environmental provisions included in:
Provisions and other current liabilities	28	29
Other non-current liabilities	257	268
	285	297

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Notes to the Interim Consolidated Financial Information (unaudited)

Asbestos obligations

The Company’s Combustion Engineering Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company’s former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and funded to settle future asbestos-related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

The effect of asbestos obligations on the Company’s Consolidated Income Statements was not significant for the six and three months ended June 30, 2010 and 2009.

The effect of asbestos obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2010	2009	2010	2009

Payments	25	—	25	—

The effect of asbestos obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	June 30, 2010	December 31, 2009
Asbestos provisions included in:
Provisions and other current liabilities	28	28
Other non-current liabilities	—	25
	28	53

Included in the asbestos provisions at June 30, 2010, is a payment of $25 million to the CE Asbestos PI Trust, payable in 2011, if the Company attains an “Earnings before interest and taxes” margin of 9.5 percent in 2010. If the Company is found by the U.S. Bankruptcy Court (the Bankruptcy Court) to have defaulted on its asbestos payment obligations, the CE Asbestos PI Trust may petition the Bankruptcy Court to terminate the CE channeling injunction and the protections afforded by that injunction to the Company and other entities of the Company, as well as certain other entities, including Alstom SA.

Contingencies — Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

Notes to the Interim Consolidated Financial Information (unaudited)

Power Transformers business

In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount of potential fines, if any, can be made.

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company’s flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. The Company’s FACTS business is also under investigation in other jurisdictions for anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews. The payments may be in violation of the Foreign Corrupt Practices Act or other applicable laws. The Company is cooperating with the relevant authorities regarding these issues and issues connected with suspect payments relating to the United Nations Oil-for-Food Program and is continuing its internal investigations and compliance reviews. The Company anticipates an unfavorable outcome with respect to the investigation of these suspect payments and expects that fines will be imposed.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

At June 30, 2010 and December 31, 2009, the Company accrued aggregate liabilities of $256 million and $300 million, respectively, included in “Provisions and other current liabilities” and in “Other non-current liabilities” for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s

Notes to the Interim Consolidated Financial Information (unaudited)

expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	June 30, 2010		December 31, 2009
($ in millions)	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities

Performance guarantees	141	1	214	1
Financial guarantees	90	—	91	—
Indemnification guarantees	270	1	282	1
Total	501	2	587	2

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and performance standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was approximately $98 million and $99 million at June 30, 2010 and December 31, 2009, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was approximately $30 million and $98 million at June 30, 2010 and December 31, 2009, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees at both June 30, 2010 and December 31, 2009 was approximately $6 million.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $13 million and $15 million at June 30, 2010 and December 31, 2009, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At June 30, 2010 and December 31, 2009, the Company had $90 million and $91 million, respectively, of financial guarantees outstanding. Of each of those amounts, $22 million was issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees have various maturity dates. The majority of the durations run to 2013, with the longest expiring in 2021.

Notes to the Interim Consolidated Financial Information (unaudited)

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum losses could not be calculated include indemnifications for legal claims.

The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability relating to this business, pursuant to the sales agreement, at each of June 30, 2010 and December 31, 2009, was $50 million.

The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at June 30, 2010 and December 31, 2009, of $146 million and $145 million, respectively, relating to this business, is subject to foreign exchange fluctuations.

The Company delivered to the purchaser of the Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at June 30, 2010 and December 31, 2009, of $74 million and $87 million, respectively, related to this business, is subject to foreign exchange fluctuations.

In addition, with respect to the sale of Lummus, the Company retained certain liabilities, including for potential fines and penalties connected with suspect payments made prior to completion of the sale. The Company has disclosed these suspect payments to the SEC and DoJ. The Company believes that an unfavorable outcome is likely and has recorded a provision as discussed in more detail in the “Suspect payments” disclosures section above.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provision for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2010	2009

Balance at January 1,	1,280	1,105
Claims paid in cash or in kind	(92)	(88)
Net increase to provision for changes in estimates, warranties issued and warranties expired	63	76
Exchange rate differences	(94)	1
Balance at June 30,	1,157	1,094

Note 8. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Notes to the Interim Consolidated Financial Information (unaudited)

Net periodic benefit cost consisted of the following:

	Six months ended June 30,
	2010	2009	2010	2009
($ in millions)	Pension benefits		Other benefits

Service cost	98	76	1	1
Interest cost	182	212	6	6
Expected return on plan assets	(198)	(190)	—	—
Amortization of prior service cost	12	7	(5)	(5)
Amortization of net actuarial loss	40	32	3	3
Curtailments, settlements and special termination benefits	1	1	—	—
Net periodic benefit cost	135	138	5	5

	Three months ended June 30,
	2010	2009	2010	2009
($ in millions)	Pension benefits		Other benefits

Service cost	47	37	—	—
Interest cost	86	105	3	3
Expected return on plan assets	(93)	(91)	—	—
Amortization of prior service cost	5	5	(3)	(5)
Amortization of net actuarial loss	22	32	2	3
Curtailments, settlements and special termination benefits	1	—	—	—
Net periodic benefit cost	68	88	2	1

Employer contributions were as follows:

	Six months ended June 30,
	2010	2009	2010	2009
($ in millions)	Pension benefits		Other benefits

Contributions to pension and other postretirement plans	111	136	6	7
Discretionary contributions to pension plans	—	16	—	—

	Three months ended June 30,
	2010	2009	2010	2009
($ in millions)	Pension benefits		Other benefits

Contributions to pension and other postretirement plans	55	83	—	3
Discretionary contributions to pension plans	—	—	—	—

The Company expects to contribute approximately $257 million and $17 million to its pension benefit plans and other benefit plans, respectively, for the full year 2010.

Note 9. Stockholders’ equity

In February 2008, the Company announced a share-buyback program of up to a maximum value of 2.2 billion Swiss francs (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and of proposing the cancellation of the shares at that meeting. Up to December 31, 2008, a total of 22.675 million shares were repurchased under the program at a total cost of 652 million Swiss francs ($619 million, using exchange rates effective at the respective repurchase dates). The repurchased shares are included in “Treasury stock”. In February 2009, the Company stated that given the market uncertainty, the

Notes to the Interim Consolidated Financial Information (unaudited)

Company was not actively pursuing new purchases under the program. Consequently, no repurchases took place under the program in 2009 and in the six months ended June 30, 2010.

At the Annual General Meeting in April 2010, shareholders agreed to a proposal to cancel the 22.675 million shares that were purchased under the program. The shares were cancelled in July 2010, reducing the number of issued shares to 2,306,649,797. Also at the meeting, shareholders approved the payment of a dividend in the form of a nominal value reduction of 0.51 Swiss francs per share. The dividend was paid in July 2010.

Separately, during the second quarter of 2010, the Company purchased on the open market 6.1 million of its own shares for use in connection with its employee incentive plans. These transactions resulted in an increase in “Treasury stock” of $102 million.

Note 10. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise of outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Six months ended June 30,		Three months ended June 30,
($ in millions, except per share data in $)	2010	2009	2010	2009

Amounts attributable to ABB shareholders:
Income from continuing operations	1,088	1,305	625	664
Income (loss) from discontinued operations, net of tax	(1)	22	(2)	11
Net income	1,087	1,327	623	675

Weighted-average number of shares outstanding (in millions)	2,289	2,283	2,288	2,283

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations	0.48	0.57	0.27	0.29
Income (loss) from discontinued operations, net of tax	(0.01)	0.01	—	0.01
Net income	0.47	0.58	0.27	0.30

Notes to the Interim Consolidated Financial Information (unaudited)

Diluted earnings per share

	Six months ended June 30,		Three months ended June 30,
($ in millions, except per share data in $)	2010	2009	2010	2009

Amounts attributable to ABB shareholders:
Income from continuing operations	1,088	1,305	625	664
Income (loss) from discontinued operations, net of tax	(1)	22	(2)	11
Net income	1,087	1,327	623	675

Weighted-average number of shares outstanding (in millions)	2,289	2,283	2,288	2,283
Effect of dilutive securities:
Call options and shares	5	2	5	3
Dilutive weighted-average number of shares outstanding (in millions)	2,294	2,285	2,293	2,286

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations	0.47	0.57	0.27	0.29
Income (loss) from discontinued operations, net of tax	—	0.01	—	0.01
Net income	0.47	0.58	0.27	0.30

Note 11. Restructuring and related expenses

Cost take-out program

In December 2008, the Company announced a cost take-out program that aims to sustainably reduce the Company’s cost of sales and general and administrative expenses. The savings are expected through ongoing initiatives, such as internal process improvements, low-cost sourcing, and further measures to adjust the Company’s global manufacturing and engineering footprint to shifts in customer demand. In the course of this plan, the Company has implemented and will continue to execute various restructuring initiatives across all operating segments and regions. The Company expects to complete the cost take-out program by the end of 2010 with total charges approaching $1 billion.

The following table outlines the total amount of costs expected to be incurred, the costs incurred in 2010 and the cumulative costs incurred to date under the program per operating segment:

($ in millions)	Costs incurred in 2010	Cumulative costs incurred to date	Total expected costs
Power Products	18	96	200
Power Systems	21	112	150
Discrete Automation and Motion	22	243	320
Low Voltage Products	3	81	110
Process Automation	10	149	200
Corporate and Other	3	19	20
Total	77	700	1,000

The Company recorded the following expenses under this program:

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2010	2009	2010	2009
Total cost of sales	47	83	44	79
Selling, general and administrative expenses	14	17	11	17
Other income (expense), net	16	28	15	28
Total	77	128	70	124

Notes to the Interim Consolidated Financial Information (unaudited)

The most significant individual exit plans within this program relate to the Robotics reorganization, the downsizing of the former Automation Products business in France and Germany, as well as the Power Systems business in Germany.

Robotics reorganization

In 2008, the Company initiated its plan to adjust its engineering, manufacturing and service capacities in the Robotics segment, primarily in Western Europe and the U.S. as a result of the economic downturn in some of the segment’s key markets and to increase the presence in emerging markets. This plan includes closing certain production lines as well as employment reductions. Effective January 1, 2010, the former Robotics operating segment became part of the Discrete Automation and Motion operating segment.

Liabilities associated with the Robotics reorganization consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	62	—	62
Expenses	76	48	124
Cash payments	(19)	(7)	(26)
Exchange rate differences	1	—	1
Change in estimates	(3)	—	(3)
Liability at December 31, 2009	117	41	158
Expenses	5	11	16
Cash payments	(39)	(5)	(44)
Exchange rate differences	(13)	—	(13)
Change in estimates	(3)	—	(3)
Liability at June 30, 2010	67	47	114

Downsizing the former Automation Products business in France and Germany

In 2008, the Company started to formulate its plan to downsize the production capacities in the former Automation Products business in France and Germany as a result of the economic downturn in some of this business’ key markets. This plan includes closing certain production lines in both countries as well as employment reductions.

Liabilities associated with the downsizing of the former Automation Products business in France and Germany consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	6	—	6
Expenses	61	15	76
Cash payments	(3)	(3)	(6)
Liability at December 31, 2009	64	12	76
Expenses	5	—	5
Cash payments	(17)	(1)	(18)
Exchange rate differences	(8)	(1)	(9)
Change in estimates	—	—	—
Liability at June 30, 2010	44	10	54

Effective January 1, 2010, the former Automation Products segment has been reorganized into two new segments, Discrete Automation and Motion and Low Voltage Products and the instrumentation business was added to the Process Automation segment. As a consequence, the liabilities and expenses associated with the downsizing of the former Automation Products business in France and Germany are now primarily reported in the Low Voltage Products and Process Automation segment. In addition, the Company is executing numerous, individually insignificant restructuring initiatives in its automation segments across many countries.

Notes to the Interim Consolidated Financial Information (unaudited)

Downsizing the Power Systems business in Germany

In 2009, the Company initiated its plan to adjust its engineering and service capacities in the Power Systems business in Germany as a result of the economic downturn in some of the segment’s key markets and to increase the presence in emerging markets. This plan mainly includes employment reductions.

Liabilities associated with the downsizing of the Power Systems business in Germany consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	—	—	—
Expenses	37	6	43
Liability at December 31, 2009	37	6	43
Expenses	—	—	—
Cash payments	(2)	(1)	(3)
Exchange rate differences	(7)	—	(7)
Change in estimates	—	—	—
Liability at June 30, 2010	28	5	33

In addition, the Company is executing numerous, individually insignificant restructuring initiatives in its Power Systems business across many countries.

At June 30, 2010, the balance of restructuring and related liabilities is primarily included in “Provisions and other current liabilities” on the balance sheet.

Note 12. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

Effective January 1, 2010, the Company reorganized its automation segments to align their activities more closely with those of its customers. The former Automation Products segment has been reorganized into two new segments, Discrete Automation and Motion and Low Voltage Products. The former Robotics segment has been incorporated into the new Discrete Automation and Motion segment, while the Process Automation segment remains unchanged except for the addition of the instrumentation business from the Automation Products segment. The Power Products and Power Systems segments remain unchanged. Segment information for the six and three months ended June 30, 2009 and at December 31, 2009, has been reclassified to reflect these organizational changes.

A description of the types of products and services provided by each reportable segment is a follows:

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products and services and incorporating components manufactured by both the Company and by third parties.

Notes to the Interim Consolidated Financial Information (unaudited)

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, rectifiers, excitation systems, robotics, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. The segment further makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, and utility automation industries.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, and income (loss) from discontinued operations, net of tax. The Company presents segment revenues, earnings before interest and taxes and total assets. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, at current market prices.

The following tables summarize information for each segment:

	Six months ended June 30, 2010
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	4,012	835	4,847	765
Power Systems	2,931	88	3,019	4
Discrete Automation and Motion	2,192	308	2,500	373
Low Voltage Products	1,982	131	2,113	363
Process Automation	3,364	108	3,472	348
Corporate and Other	26	697	723	(169)
Intersegment elimination	—	(2,167)	(2,167)	—
Consolidated	14,507	—	14,507	1,684

	Six months ended June 30, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	4,391	916	5,307	997
Power Systems	2,937	92	3,029	205
Discrete Automation and Motion	2,234	421	2,655	355
Low Voltage Products	1,769	141	1,910	222
Process Automation	3,762	97	3,859	312
Corporate and Other	31	745	776	(182)
Intersegment elimination	—	(2,412)	(2,412)	—
Consolidated	15,124	—	15,124	1,909

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended June 30, 2010
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	2,114	414	2,528	417
Power Systems	1,594	41	1,635	18
Discrete Automation and Motion	1,133	154	1,287	205
Low Voltage Products	1,034	68	1,102	213
Process Automation	1,684	53	1,737	189
Corporate and Other	14	344	358	(67)
Intersegment elimination	—	(1,074)	(1,074)	—
Consolidated	7,573	—	7,573	975

	Three months ended June 30, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	2,366	473	2,839	555
Power Systems	1,560	52	1,612	122
Discrete Automation and Motion	1,135	219	1,354	190
Low Voltage Products	901	76	977	95
Process Automation	1,938	43	1,981	166
Corporate and Other	15	384	399	(81)
Intersegment elimination	—	(1,247)	(1,247)	—
Consolidated	7,915	—	7,915	1,047

(1)  Earnings before interest and taxes are after intersegment eliminations and therefore refer to third party activities only

	Total assets (1)
($ in millions)	June 30, 2010	December 31, 2009
Power Products	6,810	6,918
Power Systems	6,002	4,617
Discrete Automation and Motion	3,066	3,370
Low Voltage Products	2,691	2,731
Process Automation	4,135	4,571
Corporate and Other	11,074	12,521
Consolidated	33,778	34,728

(1)  Total assets are after intersegment eliminations and therefore refer to third party assets only

April — June 2010 — Q2

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Hubertus von Grünberg *	21.05.2010	Shares	9,092		CHF 23.10
Jacob Wallenberg *	21.05.2010	Shares	2,259		CHF 23.10
Hans Ulrich Maerki *	21.05.2010	Shares	8,264		CHF 23.10
Roger Agnelli *	21.05.2010	Shares	2,259		CHF 23.10
Michel de Rosen *	21.05.2010	Shares	4,519		CHF 23.10
Bernd W. Voss *	21.05.2010	Shares	3,035		CHF 23.10
Michael Treschow *	21.05.2010	Shares	2,278		CHF 23.10
Louis R. Hughes *	21.05.2010	Shares	2,259		CHF 23.10

Key: * Shares were granted as part of the ABB Ltd Director’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 22, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance